UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 17)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 17 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission (the “SEC”) on July 28, 2011 and amended on August 8, 2011, August 12, 2011, August 19, 2011, September 2, 2011, September 12, 2011, September 16, 2011, September 20, 2011, September 23, 2011, September 26, 2011, September 30, 2011, October 7, 2011, October 11, 2011, October 14, 2011, October 21, 2011, October 28, 2011 and November 1, 2011 relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Prospectus/Offer to Exchange, dated August 19, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4, dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 2. Identity and Background of Filing Person.
     Item 2 is hereby amended and supplemented by adding the following disclosure:
     “As previously disclosed, on July 25, 2011, Validus commenced an unsolicited offer to exchange, for each outstanding Transatlantic Common Share that is validly tendered and not properly withdrawn, (x) 1.5564 Validus Common Shares and (y) $8.00 in cash (less applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in (i) its Preliminary Prospectus/Offer to Exchange, dated July 25, 2011 and (ii) the related Letter of Transmittal ((i) and (ii) as amended and or supplemented through September 23, 2011, the “Original Exchange Offer”).
     On November 3, 2011, Validus announced that it had amended the terms of the Original Exchange Offer (as amended, the “Revised Exchange Offer”) to include offer consideration of 1.5564 Validus Common Shares and $11.00 in cash (less applicable withholding taxes and without interest) per Transatlantic Common Share, and to permit Transatlantic to pay up to a $2.00 per share special dividend (to be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after October 31, 2011) prior to the expiration time of the Revised Exchange Offer.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Exchange Consideration Pursuant to the Revised Exchange Offer.
     Item 3 is hereby amended and supplemented by adding the following disclosure:
     “If Transatlantic’s directors and executive officers were to tender any Transatlantic Common Shares that they own pursuant to the Revised Exchange Offer, they would receive Validus Common Shares and cash on the same terms and conditions as Transatlantic’s other stockholders.”

Item 4. The Solicitation or Recommendation.
Recommendation.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
     “After careful consideration, including a review of the financial terms and conditions of the Revised Exchange Offer in consultation with Transatlantic’s financial and legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote at a meeting held on November 3, 2011, concluded that the Revised Exchange Offer was not in the best interests of Transatlantic, and recommended that Transatlantic’s stockholders reject the Revised Exchange Offer and not tender their Transatlantic Common Shares pursuant to the Revised Exchange Offer.
     ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT TRANSATLANTIC’S STOCKHOLDERS REJECT THE REVISED EXCHANGE OFFER AND NOT TENDER THEIR TRANSATLANTIC COMMON SHARES TO VALIDUS PURSUANT TO THE REVISED EXCHANGE OFFER.
     After reasonable inquiry and to the knowledge of Transatlantic, neither Transatlantic nor any executive officer, director, affiliate or subsidiary of Transatlantic currently intends to tender any Transatlantic Common Shares held of record or beneficially owned by such person pursuant to the Revised Exchange Offer.”
Background of the Offer.
Item 4 is hereby amended and supplemented by adding the following disclosure:
     "On September 24, 2011 and September 25, 2011, Mr. Noonan, and Mr. Sapnar, and representatives of Greenhill & Co., LLC, Validus’s financial advisor (“Greenhill”), Goldman Sachs and Moelis engaged in discussions regarding the processes under which Transatlantic and Validus would exchange non-public information.
     On September 28, 2011, the management teams of Transatlantic and Validus, together with their respective financial advisors, met at Goldman Sachs’s offices to discuss due diligence.
     Starting on the date Transatlantic and Validus entered into the confidentiality agreement and continuing through November 2, 2011, (i) the management teams of Transatlantic and Validus, together with their respective financial, actuarial, tax and legal advisors, performed due diligence on each other through a series of meetings, telephonic discussions and a review of both public and non-public information and (ii) members of the Strategy Committee of the Transatlantic Board met a number of times with Transatlantic’s legal and financial advisors and members of Transatlantic’s management to discuss the progress of due diligence and discussions with Validus.
     On October 5, 2011, members of Transatlantic’s and Validus’s managements and representatives of Skadden, Gibson Dunn, Goldman Sachs, Moelis and Greenhill met at Skadden’s offices to discuss the structure of a possible transaction.
     On October 6, 2011, the Board, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards, Layton & Finger, Goldman Sachs and Moelis, met telephonically to discuss the progress of discussions and due diligence with Validus.
     On October 16, 2011, Skadden delivered a draft of an agreement and plan of merger to Gibson Dunn, which contemplated that Validus would acquire all issued and outstanding Transatlantic Common Shares pursuant to an amended Validus Exchange Offer and back-end merger.
     On October 26, 2011, representatives of Goldman Sachs, Moelis and Greenhill met at Greenhill’s offices. At the meeting, Greenhill orally communicated to Goldman Sachs and Moelis a possible offer by Validus whereby Validus would acquire Transatlantic pursuant to a two-step merger transaction, consisting of an exchange offer followed by a back-end merger. Transatlantic’s shareholders would receive, for each outstanding Transatlantic Common Share, (x) 1.5564 Validus Common Shares and (y) $10.50 in cash as a special dividend paid by Transatlantic to its stockholders immediately prior to closing of the exchange offer.
     On October 27, 2011, the Board, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards, Layton & Finger, Goldman Sachs and Moelis, met telephonically to discuss the possible offer communicated by Greenhill. Representatives of Gibson Dunn and Richards, Layton & Finger described the applicable legal standards in connection with the matters being considered by the Board at the meeting. Representatives of Goldman Sachs and Moelis then reviewed with the directors the principal financial terms of the possible offer.
     Also on October 27, 2011, Goldman Sachs, Moelis and Greenhill engaged in discussions regarding transaction related diligence matters. Mr. Sapnar and Mr. Noonan also had a telephone conversation on October 27, 2011 to discuss these additional diligence matters.
     On October 28, 2011, Mr. Sapnar and Mr. Skalicky met with Mr. Noonan and Mr. Consolino to discuss transaction related diligence matters. Later that evening, representatives of Greenhill, Goldman Sachs and Moelis engaged in further discussion regarding these matters.
     On October 29, 2011 and October 30, 2011, Mr. Sapnar and Mr. Noonan and representatives of Goldman Sachs, Moelis and Greenhill continued their discussions regarding due diligence matters.
     On October 31, 2011, the Board, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards, Layton & Finger, Goldman Sachs and Moelis, met telephonically to further discuss the possible offer communicated by Greenhill. Representatives of Gibson Dunn and Richards, Layton & Finger described the applicable legal standards in connection with the matters being considered by the Board at the meeting. Representatives of Goldman Sachs and Moelis discussed with the directors conversations Goldman Sachs and Moelis had with Greenhill with respect to the possible offer. Representatives of Goldman Sachs and Moelis also discussed the status of Transatlantic’s due diligence investigation of Validus, including with respect to the pro forma rating of the combined company and Validus’s intended capital management plan for the combined company, while considering the large catastrophe exposure of the combined company. Members of Transatlantic management also gave their report regarding the status of Transatlantic’s due diligence investigation of Validus. Following a discussion, the Board authorized Goldman Sachs and Moelis to inform Greenhill that the possible offer from Validus was not financially acceptable but that the Board was willing to continue discussions with Validus regarding a possible transaction provided that the parties could agree on financial terms. Goldman Sachs and Moelis then communicated the board’s position to Greenhill after the meeting.
     On the evening of October 31, 2011, representatives of Goldman Sachs, Greenhill and Moelis had a conference call where Greenhill orally communicated to Goldman Sachs and Moelis a revised possible offer by Validus whereby Validus would acquire Transatlantic pursuant to a two-step merger transaction, consisting of an exchange offer followed by a back-end merger. Pursuant to the possible revised offer, Transatlantic’s stockholders would receive, for each outstanding Transatlantic Common Share, (x) 1.5564 Validus Common Shares, (y) $11.00

in cash as a special dividend, which would be funded by indebtedness, paid by Transatlantic to its stockholders immediately prior to closing of the exchange offer and (z) $2.00 in cash as a special dividend, which would be funded by excess cash of Transatlantic, paid by Transatlantic to its stockholders immediately prior to closing of the exchange offer.
     On the morning of November 1, 2011, Validus issued a press release announcing the extension of its exchange offer until 5:00 p.m., Eastern time, on Friday, November 25, 2011.
     Also on November 1, 2011, the Board, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards, Layton & Finger, Goldman Sachs and Moelis, met telephonically. Representatives of Gibson Dunn described the applicable legal standards in connection with the matters being considered by the Board at the meeting. Representatives of Goldman Sachs and Moelis discussed with the directors the conversations Goldman Sachs and Moelis had with respect to the possible revised offer communicated by Greenhill on the evening of October 31, 2011. Representatives of Goldman Sachs and Moelis also discussed the status of Transatlantic’s due diligence investigation of Validus. In this regard, the Board discussed, among other things, the effect that the combined company’s rating would have on its business going forward and the importance of understanding Validus’s intended capital management plan for the combined company, while considering the large catastrophe exposure of the combined company. Members of Transatlantic management also gave their report regarding the status of Transatlantic’s due diligence investigation of Validus. Following a discussion, the Board authorized Goldman Sachs and Moelis to inform Greenhill that (i) the Board was not in a position to accept the possible revised offer at that time, (ii) in light of the impact that the combined company’s rating would have on its business, Transatlantic was requesting that Validus approach the rating agencies with Transatlantic to discuss the pro forma rating for the combined company and (iii) in light of the importance of capital flexibility with respect to the combined company’s business, Transatlantic wanted to discuss with Validus its intended capital management plans for the combined company.
     Also on November 1, 2011, Mr. Noonan called Mr. Sapnar to inform him that he was considering Transatlantic’s request to approach rating agencies and discuss the combined company’s capital management plan.
     On November 2, 2011, Mr. Noonan called Mr. Sapnar to arrange a meeting between representatives of Transatlantic and representatives of Validus to discuss, among other things, approaching rating agencies and capital management plans for the combined company (the “Diligence Meeting”). The Diligence Meeting was scheduled for the evening of November 2, 2011.
     Also on November 2, 2011, the Board, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards, Layton & Finger, Goldman Sachs and Moelis, met telephonically. Representatives of Gibson Dunn described the applicable legal standards in connection with the matters being considered by the Board at the meeting. Representatives of Goldman Sachs and Moelis discussed with the directors the conversation Goldman Sachs and Moelis had with Greenhill on November 1, 2011. Mr. Sapnar also discussed with the Board his conversation with Mr. Noonan earlier that day.
     Immediately prior to the scheduled time for the Diligence Meeting on November 2, 2011, Mr. Noonan contacted Mr. Sapnar to cancel such meeting.
     Subsequently on November 2, 2011, Validus sent a letter to the Board informing them that Validus had resumed its exchange offer for all of the outstanding Transatlantic Common Shares and would be offering Transatlantic stockholders the right to receive (x) 1.5564 Validus Common Shares, (y) $11.00 in cash through a pre-closing dividend funded by new indebtedness of Validus and (z) up to $2.00 in cash through a pre-closing dividend. The letter noted that the aggregate amount available to pay the additional $2.00 cash pre-closing dividend to Transatlantic’s stockholders would be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after October 31, 2011. The full text of the letter is set forth below:
November 2, 2011
Board of Directors of Transatlantic Holdings, Inc.
c/o Richard S. Press, Chairman
c/o Robert F. Orlich, Chief Executive Officer
c/o Michael Sapnar, President
80 Pine Street
New York, New York 10005
Re: Compelling Increased Offer to Acquire Transatlantic Holdings, Inc.
Dear Sirs,
We are disappointed that you have failed to accept our increased offer which as of November 2, 2011 would have delivered total value of $55.35 per Transatlantic share based on Validus’ closing share price on November 2, 2011, including an increase in the cash component of our offer of $3.00 per share and the ability for Transatlantic to pay up to an additional $2.00 per share. As a result, we have resumed our Consent Solicitation and Exchange Offer.
Background
It has been almost four months since Validus first announced its cash-and-stock offer to acquire Transatlantic on July 12th.
We had hoped that it would be possible to pursue a consensual transaction between Validus and Transatlantic after Transatlantic terminated its merger agreement with Allied World on September 16th following overwhelming Transatlantic stockholder opposition to that transaction. Following that time, Validus and Transatlantic entered into a confidentiality agreement on September 23rd, clearing the way for a mutual exchange of non-public information and negotiations to allow both Validus and Transatlantic to better understand each other’s business and value, and Validus suspended its Consent Solicitation until November 1st so that the parties could focus their energies on reaching a consensual transaction.
Due Diligence and Increased Offer
We and our advisors have spent the past six weeks reviewing the information that Transatlantic was willing to share with us in an effort to better understand your business, operations and reserve adequacy and to determine whether we could provide greater value to your stockholders. This diligence process, performed in consultation with an internationally recognized actuarial firm, generally confirmed Validus’ prior view of Transatlantic’s business, operations and reserve levels.
Based on the additional work that we have done, Validus has determined that it will increase its offer. Our increased offer provides that Transatlantic stockholders would receive (1) 1.5564 Validus voting common shares pursuant to an exchange offer and merger, (2) $11.00 per share in cash pursuant to a pre-closing dividend from Transatlantic immediately prior to closing of the Exchange Offer and (3) up to an additional $2.00 cash per share in a pre-closing dividend. Our increased offer could be structured with Transatlantic’s cooperation to be tax-free to Transatlantic stockholders with respect to the Validus shares they receive in the Exchange Offer and the Merger. As we have communicated to you and your advisors, we believe that the transaction can be consummated prior to year-end.
The aggregate amount available to pay the additional $2.00 cash pre-closing dividend to all Transatlantic stockholders would be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after October 31st. Therefore, if Transatlantic continues share repurchases from selling stockholders it will result in a lower pre-closing cash dividend payable to all Transatlantic stockholders in a transaction with Validus.
We believe that our increased offer (including the full amount of the additional cash dividend of $2.00 per share), which represented a 6.0%† premium to Transatlantic’s closing share price on November 2nd, presents a compelling proposition for your stockholders and provides full and fair value for Transatlantic shares. In addition, this increased offer represented as of November 2nd:
•	a 25.8% premium to Transatlantic’s closing share price on June 10th, the last trading day prior to the announcement of Transatlantic’s merger agreement with Allied World;‡ and
•	a 12.9% premium to Transatlantic’s closing share price on July 12th, the last trading day prior to Validus’ announcement of its intention to acquire Transatlantic.§
When we asked our financial advisors at Greenhill to initially share our view with respect to a potential increase to our initial offer, we did so with the sincere hope that it would be possible to work with Transatlantic on an accelerated basis to achieve a consensual transaction by the October 31st deadline set by our confidentiality agreement. Given the work that has been done on both sides over the past six weeks, Validus was extremely disappointed that the Transatlantic board has failed to accept our increased offer.
We believe that our increased offer is a far better value-enhancing alternative for Transatlantic stockholders than waiting for Transatlantic to pursue a theoretical transaction, a third party-sponsored run-off, a minority investment from a third party or pursuing a “go it alone” approach for the following reasons:
•	We believe an alternative transaction will be subject to greater execution, financing and regulatory delay and risks than a transaction with Validus.
•	Validus commenced its Exchange Offer to acquire Transatlantic on July 25th and its registration statement was declared effective by the Securities and Exchange Commission on August 22nd. The exchange offer can be used as the first step in a two-step transaction that can be consummated prior to year-end.

•	Validus has obtained from J.P. Morgan Securities LLC a highly confident letter in connection with the arrangement of the financing required to pay the $11.00 per Transatlantic share pre-closing cash dividend.
•	Validus has obtained, or is well along in the process of obtaining, all insurance, antitrust and other regulatory approvals required to complete the acquisition of Transatlantic.
Based on these factors, we believe no other party can provide more transaction certainty or speed of execution to Transatlantic stockholders than Validus.
•	Validus does not believe that there is any economic rationale under which a standalone Transatlantic is a better option for Transatlantic stockholders than a transaction with Validus. A “go it alone” Transatlantic appears to face significant hurdles and negative implications for Transatlantic stockholders:
•	No premium: A “go it alone” approach provides no premium for Transatlantic’s stockholders, no cash for Transatlantic’s stockholders and no catalyst for a trading multiple expansion for Transatlantic shares. In contrast, Validus’ increased offer that was not accepted by the Transatlantic board represented as of November 2nd a 25.8% premium to Transatlantic’s June 10th unaffected closing share price† and provides Transatlantic stockholders with a significant equity interest in Validus, whose stock has consistently traded at a higher multiple than Transatlantic.
•	Inflexible structure: On a “go it alone” approach, Transatlantic’s capital remains trapped within a tax-inefficient U.S. structure. In contrast, Validus’ Bermuda domicile provides flexibility that permits Validus to shift capital as needed to maximize returns.
•	No insurance experience: Despite its attempts to obtain access to U.S. primary insurance business through Putnam Reinsurance Company, a “go it alone” Transatlantic provides its stockholders with no insurance experience or track record as a potential avenue for growth. Combining with Validus would provide access to a skilled management team that has produced a company with a top tier position at Lloyd’s, with over $1 billion of gross premiums written and top quartile Lloyd’s financial performance. Moreover, Talbot will give Transatlantic immediate access to the U.S. excess and surplus market.
•	No E.U. passport: A “go it alone” Transatlantic will continue to lack an E.U. passport—a key deficiency previously identified by Transatlantic’s management. Validus would provide Transatlantic with an E.U. passport through Validus Re Europe Limited, which can be funded as appropriate to support the combined company’s expanding business.
•	Smaller size: A “go it alone” Transatlantic will remain the number 10 ranked property and casualty reinsurance company, while a combination with Validus would create a top six property and casualty reinsurance company worldwide, as well as a market leader in the U.S. and Bermuda.
•	No synergies: A “go it alone” Transatlantic cannot create stockholder value through realizing synergies, as compared to the significant opportunities to expand earnings, return on equity and book value growth through a combination with Validus.
•	Inferior capital management opportunities: Although a “go it alone” Transatlantic can continue to pursue its recently announced share repurchase program, subject to rating agency and other business constraints, it lacks the incremental excess capital that would be created by a combination with Validus. Moreover, active capital management is, and has been, a core element of Validus’ strategy, and Validus has a senior management team skilled in managing capital for the benefit of all of its shareholders. A combination of Validus and Transatlantic would create approximately $1 billion of pre-synergy, pre-catastrophe earnings power which, together with excess capital created by the transaction, would be available for expanded share repurchase activity by the combined company. Accordingly, the Validus Holdings, Ltd. board of directors has approved, through open market purchases or otherwise, an increase in the current Validus share repurchase authorization to an aggregate of $1 billion, contingent upon the consummation of the acquisition of Transatlantic.**
Conclusion
Validus firmly believes that Transatlantic stockholders will find our increased offer compelling. Our preference remains to reach a consensual transaction with the Transatlantic board. However, because the Transatlantic board has failed to accept Validus’ compelling increased offer, Validus will take its offer directly to Transatlantic’s stockholders through its Exchange Offer and Consent Solicitation to replace the Transatlantic board.

Sincerely,
/s/ Edward J. Noonan
Edward J. Noonan
Chairman and Chief Executive Officer

†	Based on Transatlantic ($52.23) closing share price on November 2, 2011, and Validus ($27.21) closing share price on November 2, 2011.

‡	Based on Transatlantic ($44.01) closing share price on June 10, 2011, and Validus ($27.21) closing share price on November 2, 2011.

§	Based on Transatlantic ($49.02) closing share price on July 12, 2011, and Validus ($27.21) closing share price on November 2, 2011.

**	Validus expects the share repurchases to be made from time to time in the open market or in privately negotiated transactions. The timing, form and amount of the share repurchases under the program will depend on a variety of factors, including market conditions, Validus’ capital position relative to internal and rating agency targets, legal requirements and other factors. The repurchase program may be modified, extended or terminated by the Validus Holdings, Ltd. board of directors at any time.
     Also on November 2, 2001, Validus delivered two letters to Transatlantic. In the first letter, Validus demanded a record date for its previously announced consent solicitation to, among other things, remove all of the Transatlantic directors and replace them with Validus selected nominees. In the second letter, Validus demanded that Transatlantic deliver to Validus, among other things, a list of Transatlantic stockholders as of the date of such record date.
     On November 3, 2011, Validus issued a press release announcing the Revised Exchange Offer and amended its Schedule TO.
     Also on November 3, 2011, the Board, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards, Layton & Finger, Goldman Sachs and Moelis, met telephonically. Representatives of Gibson Dunn described the applicable legal standards in connection with the matters being considered by the Board at the meeting. Representatives of Goldman Sachs and Moelis then reviewed with the directors the terms of, and certain financial analyses with respect to, the Revised Exchange Offer and also certain financial metrics with respect to Validus. Following a discussion, the Board unanimously voted to recommend that Transatlantic’s stockholders reject the Revised Exchange Offer.
     On November 4, 2011, Transatlantic issued a press release relating to the determination made at the November 3, 2011 meeting of the Board.”
Reasons for Recommendation.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
     “The Board considered the following factors in its evaluation of the Revised Exchange Offer and in support of the Board’s recommendation that Transatlantic’s stockholders reject the Revised Exchange Offer and not tender their Transatlantic Common Shares pursuant to the Revised Exchange Offer1:
The Revised Exchange Offer Does Not Offer Compelling Value to Transatlantic Stockholders
•	The Revised Exchange Offer Does Not Adequately Reflect Transatlantic’s Contributions To The Combined Company. Transatlantic’s adjusted aggregate book value at September 30, 2011 was $4,036 million[2], and Validus’s was $3,444 million (excluding non-controlling interests). After adjusting for the approximately $623 million of cash consideration offered by Validus, Transatlantic’s adjusted book value of $3,413 million represents approximately 50% of the Transatlantic-Validus combined company’s aggregate book value. By contrast, the Revised Exchange Offer only gives Transatlantic’s stockholders an approximately 46% ownership[3] in the Transatlantic-Validus combined company.

•	Validus Continues To Indicate That Transatlantic’s Reserves Need To Be Increased By $500 Million. Validus claims that Transatlantic’s reserves need to be increased by $500 million, and has reflected such flawed assumption in calculating the proposed consideration, effectively reducing the value offered to Transatlantic stockholders by that amount. Based on the Company’s own review of its reserves and that of independent third parties, we firmly believe that that the Company is reserved adequately.

•	Transatlantic also notes that as of the close of business on November 3, 2011 (the last trading day before the date of this Statement), Transatlantic Common Shares had a market value of $53.03 per share, and the consideration to be received by Transatlantic’s stockholders pursuant to the Revised Exchange Offer had a market value of $53.60[4] per share. This price represents a 0.75x multiple of our book value per basic share[2] (“BVPS”). Based on this multiple, we would note that the Revised Exchange Offer values the Company at a discount to the P/B multiple agreed to in the now terminated merger with Allied World (0.79x as of June 10, 2011, the last trading day prior to the announcement of the Allied World merger). The market value of the consideration to be received in the Revised Exchange Offer depends on the market price of the shares of Validus common stock on any given date and will fluctuate from day to day.
Higher Catastrophe Exposure Limits Flexibility and Capital Return
•	We believe that the combined company’s probable maximum loss (“PML”) to shareholder’s equity will be in excess of Transatlantic’s tolerance levels.

•	Due to the increased catastrophe exposure, management believes the combined company will have a limited amount of excess capital, which will:
•	increase balance sheet risk and reduce the flexibility to allocate capital;

•	limit the ability to fully achieve potential benefits of structural changes;
and will also either:

•	Add another constraint to the company growing its business, and specifically its property catastrophe premiums, or

•	Limit the company’s ability to return capital to stockholders and take advantage of the stock’s current valuation.
•	While Validus could reposition the combined property catastrophe businesses to reduce its overall exposure to catastrophes, we believe it will be difficult to do so without reducing the existing earnings power of the combined company. In addition, any changes to the two property catastrophe businesses could cause relationship issues with clients who would have their reinsurance non-renewed or reduced.

•	Management continues to believe that on a standalone basis, Transatlantic has a better ability to expand its property catastrophe premiums as more favorable market conditions present themselves, and to return capital to its stockholders simultaneously. In addition, Transatlantic stockholders would fully participate in this upside on a standalone basis, whereas in a combination with Validus, Transatlantic stockholders would only receive approximately 46% of any growth in earnings.
(1)	Based on Florida-Wind 1-in-250 year PML after-tax net of reinsurance and the impact of net reinstatement premiums of $682 million and stockholders’ equity of $4,295 million as of September 30, 2011.

(2)	Based on U.S.-Wind 1-in-250 year PML pre-tax , net of reinstatement premiums, and net of reinsurance and retrocessional recoveries of $965 million and total shareholders’ equity available to Validus of $3,444 million as of September 30, 2011.

Potential Negative Impact On Ratings
•	We believe that a Transatlantic-Validus combined company would likely carry lower ratings than Transatlantic on a standalone basis. In that regard, we note the following:
•	Ratings Are A Competitive Advantage. Ratings impact the type and quality of business that can be written by an insurer or reinsurer. An S&P A+ financial strength rating allows an insurer or reinsurer to maximize its scale, brand and market position. With an S&P financial strength rating of A-, Validus has a lower financial strength rating than Transatlantic (S&P A+). Given the nature of the business written by Transatlantic, an A+ rating from S&P has significant value to Transatlantic. As an example, for treaties representing 40% of our Other Liability NPW (primarily composed of our D&O / E&O business), 99.7% of the ceded premiums have reinsurers with an A or better AM Best rating. If the Transatlantic-Validus combined entity were to result in carrying Validus’s current A- rating from AM Best, we believe the combined company would lose meaningful profitable business.
•	Higher Financial Leverage Limits Financial Flexibility. The $623 million of incremental leverage to fund the cash consideration in the Revised Exchange Offer limits the Transatlantic-Validus combined company’s ability to return capital to stockholders without further increasing leverage, and exposes it to the increased risk of needing to raise equity after a large catastrophic event.
Source: Public filings and rating agency research reports
(1)	Transatlantic Q3 2011 book value pro forma for completion of announced $300 million of share repurchases. Actual repurchases from September 26, 2011 to October 31, 2011 of 3.9 million shares at an average price of $50.33 for an aggregate amount of $195 million. Projected aggregate amount of repurchase from November 1, 2011 to December 31, 2011 of $105 million at an average of $53.03 assumed price per share (based on Transatlantic stock price as of November 3, 2011). Validus data based on Q3 2011. Pro forma adjustments include: write down of $10 million Transatlantic goodwill, reserve charge of $500 million (taxed at 35%), remaining termination fee of $66.7 million, estimated other transaction costs of $26 million and dividend of $623 million (equal to $11 per share multiplied by 56.6 million basic shares outstanding).
Materially Lower Book Value Per Share to Transatlantic Stockholders
•	Based on data as of September 30, 2011[5], we believe, after consulting with our financial advisors, that the Revised Exchange Offer would result, after giving effect to the cash component of the consideration in the Revised Exchange Offer, in an approximately 10% (or $6.80) reduction in book value per basic Transatlantic Common Share.

•	The consideration in the Revised Exchange Offer does not provide full value to Transatlantic’s stockholders, which has the effect of reducing Transatlantic stockholders’ participation in potential book value growth and future multiple expansion for the combined company.
Undercapitalized E.U. Subsidiary
•	The Company considered the fact that while Validus does have a European Union subsidiary based in Ireland, Validus Re Europe Limited, we believe that entity is not appropriately capitalized to support Transatlantic’s book of business. Capitalizing this subsidiary appropriately could further reduce the financial flexibility of the combined company
Other Considerations
•	No U.S. Insurance Company. Consummation of the Revised Exchange Offer will not advance our objective of meaningfully broadening distribution to U.S. specialty business not available to reinsurers.

•	Cultural Incompatibility. Validus has centralized underwriting, a stated distaste for the casualty business,[6] and a short, six-year operating history compared with our more than 30 years.

•	Potentially Difficult Integration. The Board believes, based on Validus’s past integration efforts, that the integration of Transatlantic and Validus could be potentially difficult and inefficient, which could lead to significant disruptions with customers and employees. In reaching this conclusion, the Board considered the significant employee attrition Validus reportedly experienced in previous acquisitions, and the importance of Transatlantic’s brokers in determining the future success of Transatlantic.

•	Quality Of Transatlantic Franchise. The Board considered the quality and breadth of the Transatlantic franchise which has been built over more than 30 years and has an unparalleled global footprint with multiple industry leading franchises.

•	Collateralization. Potential change in control that may result from Validus transaction may require collateralization of our assets.

•	Questionable Ability To Fully Realize Potential Synergies And Plans To Return Capital.
     In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered in recommending stockholders not tender their Transatlantic Common Shares pursuant to the Revised Exchange Offer.”
Intent to Tender.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
     “After reasonable inquiry and to the knowledge of Transatlantic, neither Transatlantic nor any executive officer, director, affiliate or subsidiary of Transatlantic currently intends to tender any Transatlantic Common Shares held of record or beneficially owned by such person pursuant to the Revised Exchange Offer.”

[1]	Validus has suggested that Transatlantic cease its current plan to return capital to its stockholders through stock repurchases in order to fund a $2.00 pre-closing dividend that Validus suggests would be part of its consideration. We disagree with this characterization, as Transatlantic is in the process of returning this capital to stockholders by means of its previously announced share repurchase program.

[2]	Transatlantic Q3 2011 book value pro forma for completion of announced $300 million of share repurchases. Actual repurchases from September 26, 2011 to October 31, 2011 of 3.9 million shares at an average price of $50.33 for an aggregate amount of $195 million. Projected aggregate amount of repurchase from November 1, 2011 to December 31, 2011 of $105 million at an average of $53.03 assumed price per share (based on Transatlantic stock price as of November 3, 2011). Transatlantic’s aggregate book value as of September 30, 2011, without giving effect to any repurchases effected after September 30, 2011, was $4,295 million.

[3]	Based on the estimated number of Transatlantic’s diluted outstanding shares (using treasury stock method) at December 31, 2011.

[4]	Calculated by multiplying Validus’s closing price of $27.37, which is the closing price on November 3, 2011 (the last trading day before the date of this Statement), by 1.5564x exchange ratio and adding $11.00.

[5]	Transatlantic Q3 2011 book value pro forma for completion of announced $300 million of share repurchases. Actual repurchases from September 26, 2011 to October 31, 2011 of 3.9 million shares at an average price of $50.33 for an aggregate amount of $195 million. Projected aggregate amount of repurchase from November 1, 2011 to December 31, 2011 of $105 million at an average of $53.03 assumed price per share (based on Transatlantic stock price as of November 3, 2011).

[6]	Source: quote from Q4 2010 transcript “We’ve chosen to avoid the casualty business specifically because rates are declining.” — Edward J. Noonan CEO Validus

Item 6. Interest in Securities of the Subject Company.
     Item 6 is hereby supplemented by adding the following disclosure:
     “As previously disclosed, on September 15, 2011, the Transatlantic Board approved a strategic plan for Transatlantic, which provides, among other things, for the repurchase (the “Share Repurchase”) of up to $600 million of Transatlantic Common Shares ($300 million of Transatlantic Common Shares through December 31, 2011 and the remaining $300 million of Transatlantic Common Shares during 2012), which is to be conducted through open market or negotiated purchases.
     To effectuate a portion of the Share Repurchase, on September 19, 2011 Transatlantic entered into a Purchase Agreement (the “Purchase Agreement”) with Goldman, Sachs & Co. (“Goldman Sachs”) pursuant to which Transatlantic appointed Goldman Sachs as broker to acquire up to $300 million of Transatlantic Common Shares. The Purchase Agreement was entered into pursuant to Rule 10b5-1(c)(1)(i) under the Exchange Act. Repurchases under the Purchase Agreement are subject to specified parameters and certain price, market volume and timing constraints, as specified in the Purchase Agreement. Accordingly, there is no guarantee as to the exact number of Transatlantic Common Shares that will be repurchased under the Purchase Agreement.
     The table below sets forth information regarding all of the repurchases effected pursuant to the Purchase Agreement from November 1, 2011 through November 3, 2011:

	Number of
	Transatlantic
	Common		Price Per	Price
Date	Shares(1)	Nature of Transaction	Share(1)(2)	Range(1)(2)
11/1/2011	98,846	Open market acquisition	$51.64	$50.83-51.82
11/1/2011	2,589	Open market acquisition	$51.88	$51.83-51.95
11/2/2011	101,435	Open market acquisition	$51.78	$51.40-52.21
11/3/2011	86,144	Open market acquisition	$52.78	$52.40-53.36
11/3/2011	5,200	Open market acquisition	$53.61	$53.42-53.75

(1)	Shares were acquired in multiple transactions each day at prices within the price ranges set forth in the column labeled “Price Range.” The price reported in the column labeled “Price Per Share” is a weighted average price.

(2)	Excluding commissions.”
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(39)	Press Release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 3, 2011 (incorporated herein by reference).

(a)(40)	Press Release of Transatlantic Holdings, Inc., dated November 4, 2011.

Cautionary Note regarding Forward-Looking Statements
     This Statement contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by risks that the unsolicited Validus exchange offer and consent solicitation disrupt current plans and operations; the ability to retain key personnel; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
Additional Information about the Validus Exchange Offer
     This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus exchange offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Additional Information about the Validus Consent Solicitation
     On November 3, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic Board. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Transatlantic, its directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: November 4, 2011